SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2)(1)


                           Marlton Technologies, Inc.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                   571263102
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                                 (CUSIP Number)

                                   Scott Tarte
                           Marlton Technologies, Inc.
                                2828 Charter Road
                        Philadelphia, Pennsylvania 19154
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 19, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                           13D


       571263102
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Scott J. Tarte
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]
                                     (b) [X]


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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*


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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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   NUMBER OF      7    SOLE VOTING POWER        4,000,000
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER          0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER   4,000,000

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER     0

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                4,000,000

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     26.9%.

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  14   TYPE OF REPORTING PERSON*

       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

         This Amendment No. 2 to Schedule 13D is being filed by Mr. Scott J. Tarte ("Tarte") pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Tarte hereby supplements and amends his Schedule 13D, as amended from time to time, as to the following Items.


Item 1. Security and Issuer.

         The securities to which this statement (the "Schedule 13D") relates are the shares of common stock, no par value ("Shares"), of Marlton Technologies, Inc. (the "Company"), a Pennsylvania corporation. The Company's principal executive office is located at 2828 Charter Road, Philadelphia, Pennsylvania 19154.

Item 2. Identity and Background.

         In Amendment No. 1 to Schedule 13D filed on November 26, 2002, Tarte reported, among other things, that he, Jeffrey K. Harrow ("Harrow"), Robert B. Ginsburg ("Ginsburg") and Alan I. Goldberg ("Goldberg"; Harrow, Tarte, Ginsburg and Goldberg referred to collectively as the "Initial Group") intended to acquire the Company and may have been deemed, pursuant to Section 13(d)(3) of the Exchange Act, to have formed a group with respect to the Shares. In February 2003, the Company and Redwood Acquisition Corp., an entity controlled by Messrs. Harrow and Tarte, entered into a merger agreement pursuant to which each Share (other than Shares held by the Initial Group and six other persons (collectively, the "Redwood Group")) would be converted in the merger into the right to receive $0.30. At the completion of the merger, members of the Redwood Group would have been the owners of Marlton. In June 2003, the Company and Redwood terminated the merger agreement and in connection therewith, each member of the Initial Group has disclaimed membership in such group and the Redwood Group. Accordingly, Tarte is no longer a member of the Initial Group or the Redwood Group.

Item 4. Purpose of Transaction.

         As set forth in Item 2 above, which is incorporated herein by reference, the Redwood Group had intended to acquire Marlton and at the completion of the merger, the Redwood Group would have been the owners of Marlton. The completion of the merger would have resulted in the occurrence of one or more of the events described in paragraph (a) - (j) of Item 4 of Schedule 13D.

         In June 2003, the Company issued a press release announcing that the Company had agreed to a proposal by Redwood to terminate the merger agreement and that the merger agreement had been terminated pursuant to the termination agreement. As a result, the going private transaction contemplated by the merger agreement will not proceed and each member of the Initial Group and the Redwood Group has disclaimed any participation or membership in such group.

         Tarte may, from time to time, may acquire or dispose of Shares in public or private transactions though, except as otherwise provided herein, Tarte does not currently have any plans that would result in the occurrence of one or more of the events described in paragraphs (a) - (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                  (a) Set forth below is a table reflecting the Shares beneficially owned by each member of the Initial Group (without giving effect to the Stockholders Agreement, as defined below):

                                                                                Percentage
Name                       Number of Shares   Number of Rights (2) Total         Ownership (3)
----                       ----------------   ----------------     -----         ---------

Tarte                       2,000,000          2,000,000           4,000,000          26.9%
Harrow                      2,005,000          2,025,734           4,030,734          27.1%
Goldberg                      404,551(1)         896,221           1,300,772           9.4%
Ginsburg                    1,044,363(1)       1,630,021           2,674,384          18.5%

(1) Excludes 228,097 shares held by the Company's 401(k) plan of which such person is a trustee. Such person disclaims beneficial ownership of the Shares held by such plan, except for those Shares held for his direct benefit as a participant in such plan.

(2) The term "Rights" refers to options, warrants and other rights to acquire Shares within 60 days of the date hereof.

(3) Percentage ownership is calculated pursuant to Rule 13d-3(d) promulgated under the Exchange Act and on the basis, as indicated in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003, that 12,845,096 Shares are outstanding.

         Tarte disclaims beneficial ownership of the Shares reflected in the table above as beneficially owned by the other members of the Initial Group. Nonetheless, as is more fully set forth in item 5(b) below, Tarte may have some investment or voting control with respect to the Shares held by Harrow and Ginsburg pursuant to the Stockholders Agreement.

                  (b) The stockholders agreement dated as of November 20, 2001 by and among Ginsburg, Tarte, Harrow and the Company (the "Stockholders Agreement"), provides, among other things, with certain exceptions, that

o Harrow and Tarte shall have the right to designate that number of individuals as nominees (which nominees shall include Harrow and Tarte) for election as directors as shall represent a majority of the board of directors.

o Harrow, Tarte and Ginsburg (collectively, the "Stockholders") will vote their Shares in favor of Harrow's and Tarte's designees and Ginsburg.

o Without the prior written consent of Ginsburg, Harrow and Tarte will agree that until November 2008 they will not vote any of their Shares in favor of (i) the merger of the Company,
                  (ii) the sale of substantially all of the Company's assets, or
                  (iii) the sale of all the Shares, in the event that in connection with such transaction the Shares are valued at less than $2.00 per share.

o The Stockholders will recommend to the board of directors that it elect Tarte as the Vice Chairman of the Board of the Company and as the Chief Executive Officer of each subsidiary of the Company, Ginsburg as the President and Chief Executive Officer of the Company and the Harrow as the Chairman of the Board of the Company.

o The Stockholders shall have a right of first refusal with respect to one another in connection with any sale of the Shares held by them.

         As a result of the Stockholders Agreement, each of the members of the Initial Group (other than Goldberg who is not a party to the Stockholders Agreement) may be deemed to share voting and dispositive power over the Shares beneficially owned by the other members of the Initial Group (other than Goldberg). Nonetheless, Tarte disclaims beneficial ownership of the Shares reflected as owned by Harrow, Ginsburg and Goldberg in the table included in
Item 5(a).

         Except as described above, Tarte has sole voting power and sole dispositive power with respect to the Shares reflected as beneficially owned by him in Item 5(a).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described in Items 4 and 5, Tarte is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item  7. Material to be filed as Exhibits

         Incorporated by reference to the exhibits previously filed with respect to the Schedule 13D originally filed by Tarte, as amended from time to time, to the extent such exhibit is responsive to this item.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2003






                                    /s/ Scott J. Tarte
                                    ---------------------
                                        Scott J. Tarte